UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)
X ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to

Commission file number 001-14141

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

Index to Financial Statements

Pages
Report of Independent Auditors	1
Financial Statements:
Statements of Assets at December 31, 2003 and 2002	2
Statements of Changes in Assets for the years ended December 31, 2003 and 2002 and the period from June 29, 2001 (date of inception) to December 31, 2001	3
Notes to Financial Statements	4-7

Report of Independent Auditors

To the Participants and Administrator of
the L-3 Communications Corporation Employee Stock Purchase Plan:

We have audited the accompanying statements of assets of the L-3 Communications Corporation Employee Stock Purchase Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in assets for the year ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets of the Plan as of December 31, 2003 and 2002, and the changes in assets for the year ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
March 29, 2004

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Statements of Assets

	December 31,
	2003	2002
Assets:

Participant contributions due from employer	$13,659,436	$9,866,454
Total Assets	$13,659,436	$9,866,454

See Notes to Financial Statements

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Assets

	Year Ended December 31,		Period from June 29, 2001 (date of inception) to December 31,
	2003	2002	2001
Participant contributions	$26,366,273	$17,496,403	$4,861,895

Less: purchases of stock and transfers
to employees	(22,573,291)	(12,491,844)	—

Net additions	3,792,982	5,004,559	4,861,895

Total assets, beginning of period	9,866,454	4,861,895	—

Total assets, end of period	$13,659,436	$9,866,454	$4,861,895

See Notes to Financial Statements

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

1.    Plan Description

The following description of the L-3 Communications Corporation (the "Company") Employee Stock Purchase Plan, (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of L-3 Communications Holdings, Inc. (L-3 Holdings) common stock (Stock) through payroll deductions. The Plan's fiscal year, for years after 2001, is divided into two six-month periods (Offering Periods). The Offering Periods begin on the first trading day on or after January 1 and July 1 and end on the last trading day on or before June 30 and December 31 and represent the periods during which participants' payroll deductions are accumulated. On the last day of each Offering Period (Exercise Date), the participants' accumulated payroll deductions are used to purchase shares of Stock. Participants may purchase shares of Stock at an amount equal to 85% of the lesser of the fair market value of the Stock on the first or last trading day of the Offering Period (Option Price). Fair market value is defined as the average of the highest and lowest daily sales price of a share of Stock.

The Plan was approved by the Company's stockholders on April 26, 2001. The stock subject to issuance under the Plan shall be authorized but unissued common stock. All share amounts presented in these financial statements have been adjusted for a two-for-one stock split of L-3 Holdings Stock on May 20, 2002. The aggregate number of shares that may be issued pursuant to the Plan is 3,000,000 shares. During the years ended December 31, 2003 and 2002, the Plan purchased 602,585 and 352,054 shares of Stock, respectively. At December 31, 2003, 2,045,361 shares of Stock were available for future purchases by Plan participants. At December 31, 2003, participants accumulated payroll deductions to purchase 365,019 shares of Stock, which were purchased in January 2004.

The total number of whole and fractional shares of Stock held by the custodian on behalf of the participants aggregated 627,965 and 259,177 at December 31, 2003 and 2002, respectively.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Participation

All full-time or part-time employees of the Company, its U.S. subsidiaries and certain foreign subsidiaries who are scheduled to work at least 20 hours per week are eligible to participate in the Plan. Employees who have (or who would have the ability to purchase) 5% or more of the total combined voting power or value of all classes of L-3 Holdings' common stock may not participate in the Plan. Also, a participant may not purchase more than $25,000 of Stock through the Plan during a calendar year (determined at fair market value).

Eligible employees not yet participating in the Plan may enroll in the Plan at any time. Once an election is made, the participant will automatically participate in all subsequent offering periods, unless the participant (1) makes a new election or (2) withdraws from an Offering Period or from the Plan in accordance with the procedures set forth in the Plan.

Stock Purchases

On the Exercise Date, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Offering Period. Purchased shares of Stock are issued by L-3 Holdings to Mellon Investment

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements  (continued)

Services, LLC., the Plan custodian. The custodian maintains an individual account for each participant and tracks whole and fractional shares purchased and sold attributable to each participant account. Once the two-year holding period has elapsed, participants may transfer their shares to another brokerage account of the participant's choice or request in writing that a stock certificate be issued to the participant with respect to the whole shares in their account with the custodian.

Cash dividends that are paid by L-3 Holdings on shares of Stock credited to a participant's account are automatically reinvested in additional shares and such amounts will not be available in the form of cash to participants. The custodian will aggregate all shares held on behalf of the participants on the dividend record date to determine the total cash dividend received from L-3 Holdings. Purchases of shares for purposes of dividend reinvestment will be made as promptly as practicable after a dividend payment date. The custodian will make such purchases, as directed by the Benefit Plan Committee (Committee) of the Company, either (1) in transactions on any securities exchange upon which the shares are traded, or (2) directly from L-3 Holdings at the fair market value of a share on the dividend payment date.

Participant Contributions

Participants may elect to have 1% to 10% of their compensation (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock, provided that these deductions do not exceed $21,250 in a calendar year. Generally, participants may not make any separate contributions into their accounts, except during an approved leave of absence if certain conditions are met. A participant may elect to increase the rate of payroll deductions for an Offering Period by giving electronic instructions during a change period, as defined below, to the Plan custodian. A change period is the 15-day period during which Plan participants may increase or decrease their contributions for the next Offering Period. The Plan's annual change periods are from December 1st to December 15th and June 1st to June 15th. An election to increase the payroll deduction rate shall be effective as of the first payroll period of the Offering Period following the change period in which the election was made. A participant may elect once in each Offering Period to discontinue participation in the Plan or decrease the rate of payroll deductions by giving electronic instructions to the Plan custodian. An election to discontinue participation or decrease the payroll deduction shall become effective as soon as administratively feasible following the date such election is received by the custodian.

Interest is not accrued or paid on participants' accumulated payroll deductions. The Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Exercise Date in accordance with the Plan.

Participant Withdrawal

Plan participants may withdraw from the Plan by decreasing their payroll deduction rate to zero during an Offering Period. Upon such withdrawal from the Plan, participants have the right to receive reimbursement of all of the payroll deductions credited to their account during the current Offering Period, by completing the appropriate form within 15 days of the election to decrease their payroll deduction rate. In the event that the participant does not give proper instructions to request reimbursement in a timely manner, the participants' accumulated payroll deductions will be used for the purchase of shares of Stock on the next Exercise Date.

Participant Termination

Participants who terminate their employment relationship with the Company are not eligible to continue participation in the Plan. All payroll deductions accumulated during the Offering Period

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements  (continued)

through the date of such termination of employment are refunded to the employee or, in the event of the employee's death, to the beneficiary designated by the participant on their beneficiary designation form. After a participant's termination of employment from the Company, the custodian shall continue to maintain the participant's account until the earlier of such time as the participant withdraws all shares in their account, pursuant to the provisions of the Plan, or two years after the participant ceases to be employed by the Company. At the end of such two-year period, the custodian shall distribute to the participant the shares in the participant's account in certificate form or transfer such shares to an account of the participant, maintained with a broker-dealer or financial institution.

Plan Termination

The Committee may terminate the Plan at any time. Upon such termination or any other termination of the Plan, all accumulated payroll deductions not yet used to purchase stock will be refunded, together with interest as the Company may, in its sole discretion, determine to pay.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Administration and Administrative Expenses

The Plan is administered and interpreted by the Committee. The Committee has the authority to interpret the Plan and may also adopt, amend or rescind any rules it considers necessary to carry out the purpose of the Plan. The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participant is responsible for all brokerage fees and related expenses associated with the sale of Stock.

Administrative expenses paid by the Company on behalf of the Plan amounted to $256,188 for the year ended December 31, 2003, $215,758 for the year ended December 31, 2002 and $84,711 for the period from June 29, 2001 (date of inception) to December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from assets during the reporting period. Actual amounts will differ from those estimates.

Risks and Uncertainties

The Plan provides for investment in shares of Stock. Shares of Stock are exposed to equity price risk. Due to the level of risk associated with shares of Stock and the level of uncertainty related to changes in the value of shares of Stock, it is at least reasonably possible that changes in the risks in the near term would materially affect the value of the securities acquired by the participants.

3.    Tax Status

The Plan fulfills the requirements of an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements  (continued)

4.    Subsequent Events

For the Offering Period ended December 31, 2003, plan participants' accumulated payroll deductions amounted to $13,659,436 and have been recorded as a contribution receivable by the Plan as of December 31, 2003. Subsequent to December 31, 2003, the aggregate of these accumulated deductions were used to purchase 365,019 whole shares of Stock, which were issued by the Company to the plan custodian in January 2004. The shares of Stock purchased subsequent to December 31, 2003 had a market value of $16,069,925 as of the Option Price date.

On March 15, 2004, L-3 Holdings paid its first quarterly cash dividend of $0.10 per share to shareholders of record at the close of business on February 17, 2004 (the "Record Date"). At the Record Date, the aggregate whole and fractional shares of Stock held in the plan brokerage accounts of plan participants were approximately 847,704 shares. Accordingly, the Company paid a cash dividend of $84,770 to the plan custodian, $15,815 of which was remitted by the plan custodian to the Internal Revenue Service on behalf of the participants for federal income tax withholding. The remaining $68,955 was used by the plan custodian to purchase 1,301 shares of Stock at the market price ($53.00 per share) on March 15, 2004. These shares of Stock were allocated to the brokerage accounts of the plan participants based on the relative number of shares of Stock held in each participant's account on the Record Date.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the L-3 Communications Corporation Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L-3 Communications Corporation Employee Stock Purchase Plan Registrant

March 30, 2004	/s/ Michael T. Strianese
Name: Michael T. Strianese Title: Senior Vice President, Finance of L-3 Communications Holdings, Inc. (Principal Accounting Officer)

Exhibit Index

Exhibit Number	Description of Exhibit
* 23	Consent of PricewaterhouseCoopers LLP
* 32	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith